Exhibit 10.1

Agreement No.

MASTER SUPPLY AGREEMENT

This Master Supply Agreement, including exhibits and Award Letters, (“Agreement”) is made on and as of the 1st day of May, 2007 (the “Effective Date”) by and between Sun Microsystems, Inc., a Delaware corporation, with offices at 4150 Network Circle, Santa Clara CA 95054, and Sun Microsystems International B.V., a Netherlands corporation, with offices at Computertweg 1, 3821 AA Amersfoort, the Netherlands (hereinafter collectively “Sun”) and Mitac International Corporation, a Taiwanese corporation, with offices at No. 200, Wen Hua 2nd Road, Kuei San Hsiang, Taoyuan, R.O.C., and Synnex Corporation, a Delaware corporation, with offices at 44201 Nobel Drive, Fremont, California 94538 (hereinafter “Supplier”).

WHEREAS, Supplier is a seller of certain component parts, materials or finished goods;

WHEREAS, Sun is a manufacturer of computing devices and platforms that incorporate such component parts, materials and finished products; and

WHEREAS, Sun and Supplier desire to establish and agree upon a set of terms and conditions that will apply to the purchase of Supplier’s products by Sun.

NOW, THEREFORE, in consideration of the mutual promises and undertakings of the parties hereto, the parties agree as follows:

1. DEFINITIONS

Solely for purposes of this Agreement, the following terms shall have the meanings set forth hereinafter:

1.1 Affiliated Company means, in relation to either party, any entity: (a) which is owned 50% or more by that party; or (b) over which that party exercises management control; or (c) which is under common control with that party; or (d) which owns 50% or more of that party.

1.2 Award Letter means the document(s) that is entered into by Sun and Supplier from time to time for the development, manufacture, supply or support of specific Products pursuant to the terms and conditions of this Agreement.

1.3 Blanket Purchase Order means Sun’s Blanket Purchase Order for Product. Blanket Purchase Orders will include the mutually agreed price and quantities for the stated time period. Sun may provide a Blanket Purchase Order in the form of hard copy, by facsimile, or by electronic transfer if there is electronic data exchange (“EDE”) terms in place between Sun and Supplier. The EDE terms are set forth in the Electronic Data Exchange Exhibit.

1.4 Confidential Information means any information disclosed by one party to another under the Agreement which is, prior to or at the time of disclosure, identified in writing as confidential or proprietary or transmitted electronically or verbally and is of a nature in which a reasonable person would infer that the disclosing party would not want it to be made public (i.e. All business and technical information). In the case Confidential Information is conveyed through electronic or verbal means, a written statement will be sent within 10 days stating that the information conveyed was of a confidential nature. Demand Horizon Report means a snapshot of Sun’s backlog published for use by the Supplier to manage the transition from weekly forecasts in the Supplier co-planning process to one or more daily Blanket Purchase Order Releases.

1.5 Demand Replenishment Program means Supplier’s service-level commitment for the delivery of Product as described in the Demand Replenishment Exhibit.

1.6 Delivery Lead-time (LT) means the number of days, or fraction thereof, from placement of a Purchase Order or Demand Trigger to the time of delivery to the specified delivery location. Delivery Lead-times will be set forth in the Award Letter.

1.7 Derivative Matter means any work, new material, information or data which is based in whole or in part upon the Supplier Technical Information (including, without limitation, any and all Sun products) and any intellectual property rights associated therewith, including any derivative work, improvement, extension, revision, modification, translation, abridgment, condensation, expansion, collection, compilation, error correction, or any other form in which the Supplier Technical Information may be recast, transformed or adapted, including any changes thereto and that contains any portion of the Supplier Technical Information.

1.8 Forecast has++ the meaning set forth in Article 5.1.

1.9 General Knowledge means ideas, concepts, know-how or techniques related to Supplier’s Confidential Information that are retained in the unaided memories of Sun’s employees who have had access to Supplier’s Confidential Information consistent with the terms of this Agreement.

1.10 Intellectual Property Rights means worldwide common law and statutory rights associated with (i) patents and patent applications; (ii) works of authorship, including mask work rights, copyrights, copyright applications, copyright registrations and “moral” rights; (iii) the protection of trade and industrial secrets and confidential information; (iv) other proprietary rights relating to intangible intellectual property (specifically excluding trademarks, tradenames and service marks); (v) analogous rights to those set forth above; and (vi) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) now existing or hereafter filed, issued or acquired.

1.11 Intervening Event means a Sun-initiated reduction in demand against the Sun Forecast, such as an order cancellation, product change or hold or forecast reduction, caused by Sun and not as a result of Supplier’s non-conformance with this Agreement.

1.12 Notice means the giving of notice in the manner described in Article 28.6 below.

1.13 Obsolete Materials means SUTCs (defined below) which: (a) are in Supplier’s inventory and ordered consistent with Sun’s Forecast and agreed-upon SUTC Lead-times; (b) are subject to an Intervening Event and exceed the quantity necessary to manufacture Sun’s remaining forecasted volume of the Product; and (c) Supplier has itemized on an Obsolete Materials Report.

1.14 Product(s) means those components and assembled goods (including associated firmware and software) described in the applicable Award Letter and Service and Support Exhibit

1.15 Purchase Order means Sun’s written or electronic purchase order that Sun may place on an as-needed basis either: (a) as a release against a Blanket Purchase Order (such Purchase Order is also known as a “Demand Trigger”); or (b) to fulfill demand not covered by a Blanket Purchase Order. A Purchase Order will indicate the price(s), part number(s), quantity(s), delivery date(s), and destination(s) of the requested Product(s).

1.16 Software means all the software and firmware described in Appendix 1 of the Software License Exhibit or in an Award Letter as the “Software,” including, without limitation, any and all Localized Versions, Documentation, Specifications, Upgrades, Updates, Error Corrections and test suites thereto provided to Sun by Supplier hereunder.

1.17 Specifications means the (a) quality specifications set forth in the Quality Specification Exhibit; and (b) the specifications and or assembly drawings for the Products set forth in the applicable exhibit or Award Letter and as amended from time to time

1.18 Sun Contractor(s) means the party or parties authorized by Sun in writing to purchase Products from Supplier or to provide services.

1.19 Sun-Unique Turnkey Component ( “SUTC”) means a device or component assembly that: (a) is custom to Sun, used exclusively by Sun or cannot be economically reworked into industry standard materials; (b) has no utility for any other customers in the industry; and (c) is identified in the Award Letter as an SUTC.

1.20 SUTC Lead-time means the number of days or weeks set forth in the Award Letter that are required to manufacture or procure an SUTC.

1.21 “Supplier Technology” means those portions of the Technology owned by Supplier and/or its licensors. The definition of “Supplier Materials” in this Master Supply Agreement shall be construed to include Supplier Technology.

1.22 Supply Constraint means a materials or capacity constraint that could adversely affect Supplier’s ability to meet Sun’s Forecast and upside requirements for Products or the components thereof.

1.23 Value Engineering Change means, for any Product, an alternative technical and/or engineering solution that provides equivalent functionality at a lower cost.

2. TERM. The term of this Agreement shall commence on the Effective Date and continue for a period of three (3) years (“Initial Term”) and, unless otherwise terminated in accordance with Article 27 hereof, shall thereafter be automatically renewed for additional one (1) year periods unless either party gives written Notice of termination at least one-hundred and eighty (180) days before the anniversary of the Initial Term or of any renewal term, as applicable. Each Award Letter shall have a term commencing on the Award Letter effective date and extending until its expiration or termination by either party pursuant to Article 27 of this Agreement. If any Award Letter is in effect at the time this Agreement terminates or expires, then this Agreement shall continue in effect solely as to such Award Letter and shall remain in effect until such Award Letter is terminated or expires.

3. SCOPE OF AGREEMENT

3.1 Master Agreement Structure. The parties acknowledge that neither this Agreement nor any Award Letter or Blanket Purchase Order will constitute a commitment to purchase any particular quantity of Products. Sun shall only be committed to purchase Products and Supplier shall only be committed and authorized to ship Product to Sun when Sun has tendered a purchase order to Supplier in accordance with an Award Letter.

3.2 Applicable Parties.

3.2.1 Affiliated Companies. This Agreement applies with respect to all of Supplier’s Affiliated Companies supplying Product to Sun. Sun and all of its Affiliated Companies may purchase Product under the terms of this Agreement. This Agreement also applies to and binds Affiliated Companies of Sun and Affiliated Companies of Supplier, which provide written notice of their acceptance of the terms of this Agreement. Submission of a purchase order referencing this Agreement and the issuance of an order acknowledgment is deemed to constitute acceptance of the terms of this Agreement.

3.2.2 Sun Contractors. Supplier agrees to sell Products to Sun Contractors and to extend to Sun Contractor(s) the same terms and conditions for the Products as set forth in this Agreement and any Award Letter(s) with respect to payment, warranty, epidemic failures, outside requirements and forecasting commitments. Supplier agrees that it will include in its agreement for the Product(s) it has with a Sun Contractor(s) a provision that: (a) the Sun Contractor may not sell Products except to Sun or parties designated by Sun in writing; and (b) Sun is an intended third party beneficiary of the agreement between the Supplier and Sun Contractor. Supplier shall have the right to determine the creditworthiness of any Sun Contractor and may reasonably temporarily suspend those terms in the event the Sun Contractor fails to demonstrate acceptable creditworthiness. All purchases made by Sun Contractors shall be added to Sun’s cumulative volume of Products purchased for the purpose of determining any applicable volume discounts. Sun shall not be liable for, or a guarantor of, payment for Products ordered by any Sun Contractor. Wherever Sun has negotiated payment terms with a third party Sun Supplier on behalf of Supplier, Supplier shall independently enter into an agreement with that other Sun Supplier to cover Supplier’s purchases of products or components made in furtherance of the obligations set forth in this Agreement. Supplier shall establish a process to ensure that the third party Sun Supplier only extends the terms negotiated by Sun to purchases that Supplier makes in furtherance of this Agreement.

4. PURCHASE RIGHTS AND DISCONTINUANCE

4.1 Purchase Rights. Supplier grants to Sun the right, for the period set forth in the applicable Award Letter, which period shall commence upon the Award Letter Effective Date , to purchase from Supplier production volume quantities of the Product under the terms and conditions of this Agreement and the applicable Award Letter.

4.2 Product Discontinuance. Supplier will provide Sun with Product during the Minimum Purchase Rights Period set forth in the Award Letter. Should Supplier thereafter discontinue a Product, Supplier shall provide Sun with eighteen (18) month’s written notice (which notice shall not be given until after the Minimum Purchase Rights Period has expired) prior to the date Supplier intends to discontinue manufacture or sale of such Product. Supplier will accept orders for Product during such eighteen-month period.

4.3 Alternative Sources of Products. This Agreement is non-exclusive and Sun shall have the right to establish alternative and additional sources of supply for the Products at any time.

5. FORECAST AND PURCHASE ORDERS

5.1 Rolling Forecast and Demand Horizon Report. Sun will provide Supplier with at least a six (6) quarter rolling non-binding forecast, updated once per week (the “Forecast”) and a Demand Horizon Report Neither Sun’s Forecast nor Demand Horizon Report constitutes a commitment to purchase a particular quantity of Products.

5.2 Blanket Purchase Order. Sun may provide Supplier with a Blanket Purchase Order for Products. Blanket Purchase Orders are not a commitment and shall not be used as a basis for Supplier’s materials resource planning.

5.3 Rescheduling. Sun may reschedule shipments of all or part of any Purchase Order, at no charge, provided that the rescheduled shipment date will in no event be later than ninety days (90) past the initial shipment date. Sun may request to reschedule the shipment date from ninety one (91) to one hundred and eighty days (180) days past the initial shipment date for an additional fee of one percent (1%) of the value of the rescheduled portion per month. If Sun provides a verbal reschedule notice, Sun will follow up such notice in writing within twenty-four (24) hours from such verbal reschedule notice. If Sun subsequently cancels a rescheduled Purchase Order, the provisions of Article 5.4 (Cancellation) will apply.

5.4 Cancellation. Sun may cancel a Purchase Order, or any part thereof, at any time prior to Supplier’s shipment of Product. Sun’s liability for any Purchase Order cancellation will be limited to payment for Obsolete Material as set forth in Article 10.2. Cancellation by Sun of a Purchase Order will not excuse Supplier’s performance with respect to any other order.

6. FLEXIBILITY. Supplier commits to meet Sun’s upside demand for Products and capacity in the percentages set forth in the Award Letter at no additional cost to Sun and without impact to Supplier service levels or Delivery Lead-times. As requested by Sun, Supplier agrees to use commercially reasonable efforts to provide upside support in excess of the designated percentages. Upside support for a Product will commence the first calendar quarter following Sun’s general availability of the Product.

7. PRICING.

7.1 Product Pricing.

7.1.1 Pricing Breakdown. Price(s) for the Products shall be itemized in a pricing appendix to the applicable Award Letter (each a “Pricing Appendix”) which shall include a fully-costed bill of materials, a detailed breakdown of the costs of materials mark-up, labor, and all overhead and profit for such Products. Upon Sun’s prior request, at least two (2) weeks prior to each quarterly Product Cost Review (“PCR”), or more frequently if Sun requests, Supplier shall submit an updated breakdown for the current and following five (5) quarters. Upon Sun’s prior request, at the PCR, Supplier shall provide documentation supporting this breakdown, including but not limited to, relevant subtier supplier invoices, to Sun or a mutually agreed third party auditor.

7.1.2 Material costs . Supplier represents and warrants that cost of materials for Products charged to Sun by Supplier , shall not exceed the actual average invoice cost for such materials (net of any applicable rebates and discounts received) during volume production of the Product .

7.2 Cost Reductions. Supplier will work actively to achieve cost reductions on all materials and manufacturing process costs (including costs associated with assembly and test). Supplier will provide to Sun an anticipated five (5) quarter cost reduction profile on a quarterly basis. Allocation of costs savings shall be as follows:

7.2.1 Material Cost Savings. Material cost savings developed by Supplier and accepted by Sun will be retained by the Supplier for the quarter in which Supplier achieved the cost savings, and thereafter, Supplier shall pass on to Sun the cost savings through a Product price reduction.

7.2.2 Value Engineering. If a Value Engineering Change is developed by Supplier and approved by Sun, the cost savings shall be retained by Supplier for the quarter in which the Supplier implemented the Value Engineering Change, plus one (1) succeeding quarter, and thereafter, Supplier will pass on the cost savings to Sun through a Product price reduction. If a Value Engineering Change is developed by Sun, the associated cost savings shall be passed on to Sun immediately upon implementation. If the Value Engineering Change is jointly developed by Sun and Supplier, the parties will negotiate in good faith an equitable allocation of the cost savings which shall, in all cases, pass to Sun through a Product price reduction no later than the end of the quarter following the quarter in which the Value Engineering Change was implemented. All Value Engineering Changes to the Product shall be owned by Sun.

7.2.3 Sub-tier Components. Upon the effective date of any cost reduction in a sub-tier component, Supplier shall immediately pass on to Sun one hundred percent (100%) of the cost savings on a forward looking, weighted average basis or as mutually agreed by the parties.

7.3 Price Stability. During the term hereof, Sun may issue Purchase Orders for the Product(s) at the prices set forth in the Pricing Appendix to the Award Letter. Any changes to the prices set forth in the Award Letter shall be approved in writing by the authorized representatives of both parties. Unless otherwise specified, all pricing is global and in United States Dollars.

7.4 Non-approved Charges. Unless authorized in writing by Sun and incurred due to extraordinary circumstances which are not attributable to Supplier, Sun shall not be liable to Supplier for any overtime charges, freight charges or component product price variances incurred by Supplier or its sub-tier suppliers as the result of factors including, but not limited to, component purges and stop-shipments to the extent attributable to Supplier.

7.5 Best Prices. Supplier represents and warrants that the prices charged by Supplier to Sun for each Product, and that the basis of such prices, are and shall remain at least as low and favorable as the lowest, most favorable prices for manufacture and supply of comparable Products offered by Supplier to its other customers at similar terms and conditions.

8. LEAD-TIME/DELIVERY

8.1 Demand Replenishment and Direct Customer Fulfillment. Supplier agrees to provide Sun with the services set forth in the Demand Replenishment Program described in the Demand Replenishment Exhibit. If noted on the applicable Award Letter for certain Products, Supplier will also provide the services required by the Direct Customer Fulfillment Program set forth in the Direct Customer Fulfillment Exhibit.

8.2 Extraordinary Transportation for Late Deliveries. If Supplier will not, or is not reasonably likely to, deliver Product on the applicable delivery date, Supplier shall at its own expense use any extraordinary transportation to deliver Product at the earliest possible date and Supplier shall be responsible for any and all shipping charges incurred as a result of the extraordinary transportation, provided that such late deliveries are attributable to Supplier.

8.3 Title, Risk of Loss or Damage. Not withstanding any provision of Article 10, Supplier retains title to the products until such title is transferred pursuant to the applicable INCO terms (2000). Supplier shall be responsible for any loss or damage to Product due to Supplier’s failure to properly preserve, package, or handle the Product. Notwithstanding any prior inspection, Supplier will bear all risk of loss, damage or destruction to the Products until delivery to the specified delivery location; provided that Supplier shall not be liable for any damage to rejected Products caused by the gross negligence or willful conduct of Sun’s employees acting within the scope of their employment.

8.4 Shipping Specifications. All shipping information, including that on invoices and packing labels will list the country of origin for all Products supplied, and must be in both text and scannable bar code formats.

9. PAYMENT TERMS/INVOICES

9.1 Payment. Payment is due within forty-five (45) days after the receipt of invoice or receipt of Product whichever is later (“Payment Due Date”) unless Sun disputes an invoice. Unless otherwise specified in the applicable Award Letter, payment shall be made in United States Dollars.

9.2 Adjustments. Invoices will be subject to adjustment by Sun for (a) errors, shortages, and/or rejected Products. Sun shall not be required to pay the disputed portion of any invoice pending resolution of that dispute; provided, however that Sun provides written notice of the dispute to Supplier prior to the Payment Due Date. Sun and Supplier agree to use their best efforts to resolve the disputed portion of the invoice within two weeks of the dispute notice, and agree upon a new payment due date for the disputed portion of the invoice. Payment of an invoice does not constitute Product acceptance.

9.3 Invoices. The information on Supplier’s invoice shall include, but not be limited to, the following (each stated separately): purchase order number, Sun part number(s), quantities, unit value and settlement currency, and freight charges, if applicable. Any terms and conditions that may be printed on or attached to Supplier’s invoice shall not be enforceable in the case they are not incorporated in this Agreement or they are inconsistent with any terms and conditions as stated in this Agreement. Invoices must be addressed to Sun’s Accounts Payable Department, P.O. Box 7550, Mountain View, CA, 94039-7550 or Accounts Payable, Finance Department, Springfield, Linlithgow, West Lothian, EH49 7LR Scotland, whichever is applicable. With respect to U.S. imports, information provided on Supplier’s invoice shall conform to the requirements specified in the U.S. Code 19 USC 1481 and Code of Federal Regulations 19 CFR 141.86.

10. SUN-UNIQUE TURNKEY COMPONENTS

10.1 Sun-Unique Turnkey Components.

10.1.1 Sun authorizes Supplier to manufacture or procure SUTCs in accordance with the SUTC Lead-time and Forecast. Any changes to the lead-times set forth in the Award Letter shall be approved in writing by the authorized representatives of both parties. However, Sun may elect, in its sole discretion, to specify a maximum amount of SUTC material. In such case, Supplier will only purchase up to that amount and immediately notify Sun in writing of any impact to Supplier’s ability to meet the Forecast and to provide upside support under Article 6 (Flexibility). Sun must pre-approve in writing all purchases of SUTCs outside the SUTC Lead-time or Forecast. Sun’s only payment obligation with respect to SUTCs that are subject to an Intervening Event will be for Obsolete Materials as set forth in Article 10.2. For the avoidance of doubt, Supplier will be responsible for all costs of disposing of all other materials (i.e., all non-SUTC materials) that have been subject to a reduction in demand against the Forecast at no cost to Sun. Supplier acknowledges that Sun employs a replenishment driven process that is triggered by actual customer consumption and agrees to minimize Sun’s payments for Supplier inventory by effectively managing Supplier’s inventory within Sun’s Delivery Lead-times, SUTC Lead-times and Forecast.

10.1.2 Unless otherwise agreed by both parties in the Product Award Letter, Supplier acknowledges that Sun shall have no liability for any materials, components or other manufacturing materials for Products unless such materials have been identified as a SUTC in the Product Award Letter. In the event that such materials are or have been identified as a SUTC, then Sun’s maximum liability for any SUTC shall be pursuant to the terms of the Agreement.

10.1.3 Commencing on January 1, 2006 unless an earlier date is agreed to by the parties, Supplier agrees that it shall not purchase or acquire any components or materials identified as a SUTC that contain hazardous substances banned by the Environmental Regulations unless it has received Sun’s prior written consent to acquire such materials. Supplier further agrees that it shall not purchase or acquire any components or materials identified as a SUTC that contain hazardous substances banned by the Environmental Regulations that cannot be incorporated into or used in Products that will be “put on the market” by July 1, 2006 unless otherwise agreed by Sun in writing. For purposes of clarity, the term “put on the market” shall have the same meaning as defined in RoHS. Sun shall have no liability to Supplier for any SUTC that is not in compliance with this Agreement.

Sun shall have no liability for any claim relating to an SUTC that meets the conditions of this Article that has not been submitted as a claim by Supplier by October 1, 2006, provided that, if Sun has agreed in writing to acquire materials identified as SUTC that contain hazardous substances banned by the Environmental Regulations pursuant to Article 10.1.3 above, then Sun shall have no liability for any claim for such SUTC submitted by Supplier ninety (90) days or more after the last ship date of a Product incorporating such SUTC.

10.2 Obsolete Materials.

10.2.1 Reporting. Supplier will notify Sun of the part number, quantity and the cost of Obsolete Materials in a consolidated report (“Obsolete Materials Report”). The Obsolete Materials Report will include: (a) a reconciliation of Supplier’s physical inventory, SUTC Lead-times and Sun’s Forecast; (b) documentation in support of Supplier’s test and assembly costs; and (c)

adjustments based on material disposition activities that Supplier will undertake for all Obsolete Materials in accordance with Article 10.3. Supplier will submit any Obsolete Materials Report in accordance with Sun’s claims process for obsolete material set forth in Article 10.4 and as frequently as mutually agreed by the parties in writing.

10.2.2 Charges. Upon completion of the material disposition activities (Article 10.3) and claims process (Article 10.4), Sun will: (a) purchase the Obsolete Materials at a price mutually agreed to by the parties and in no case greater than Supplier’s direct cost; and (b) pay Supplier’s direct cost actually incurred for work in progress, Obsolete Materials in their current state. At Sun’s option, Supplier will: (i) deliver the Obsolete Material to Sun at Sun’s expense, or (ii) scrap the Obsolete Material and credit Sun for the scrap value. Sun will make payments under this Article 10.2.2 in accordance with the terms of Article 9 (Payment Terms/Invoices).

10.3 Material Disposition. Supplier will take the following actions regarding Sun’s payment obligation for Obsolete Materials prior to submitting a Claim under Article 10.4: (a) immediately reduce or cancel outstanding purchase orders for Obsolete Materials; (b) discontinue upside support for Obsolete Materials; (c) return Obsolete Materials to Supplier’s sub-tier supplier; (d) subject to Sun’s prior consent, sell the SUTCs to a third party; (e) rework or dekit Obsolete Materials into industry standard constituent parts upon mutual agreement regarding the cost of such services; (f) cease all work-in-progress, except as necessary to meet Sun’s Forecast and Delivery Lead-times; and (g) use all other commercially reasonable efforts to mitigate Sun’s liability for Obsolete Materials. Supplier will perform a physical inventory within five (5) days of completion of items Articles 10.3 (a)—(g) and may thereafter submit an Obsolete Materials Report as a Claim under Article 10.4.

10.4 Claims Process. Supplier will submit all claims for Obsolete Materials (“Claim”) by submitting an Obsolete Materials Report in accordance with Sun’s claims process found at http://www.sun.com/aboutsun/coinfo/supplier/production/claims which is hereby incorporated by reference into this contract. Sun reserves the right to audit Supplier’s invoices and other documentation prior to Claim approval in accordance with Article 22 (Audit Rights). Sun’s acceptance of a Claim is subject to execution of a mutually-agreed upon settlement agreement, certificate of destruction and such other documentation that Sun may deem appropriate. Sun’s payment of a Claim will constitute a full comprise and settlement of that Claim.

11. ENGINEERING CHANGES.

11.1 Supplier-initiated Changes. Supplier-initiated changes to the Product, or any component thereof, will be governed by the software/firmware support and maintenance provisions of the Agreement, if any, and the terms of the Quality Specification Exhibit. Notwithstanding the foregoing, any and all changes to the Product shall: (a) meet or exceed the Specifications; and (b) be implemented by Supplier no sooner than a date that provides Sun sufficient time to make driver software and other system-level changes associated with the Product. Unless otherwise agreed to by Sun in writing, all Supplier-initiated changes shall be at its own cost and expense.

11.2 Sun-initiated Changes. Sun, at its option, may request any change by setting forth in writing (including email) the proposed change in reasonable detail submitted to Supplier (“Change Request”). Supplier shall respond in writing to Change Requests within ten (10) business days of receipt, in each case, setting forth the expected effect of the requested change, including, as appropriate, any additional fees and schedule adjustments (“Change Request Response”). Sun shall respond within twenty (20) business days of receipt informing Supplier whether it agrees with Supplier’s additional terms, if any, proposed in the Change Request Response. If Sun agrees in writing to the Change Request Response, Supplier shall promptly begin to implement the agreed changes in accordance with the agreed upon schedule. In the case Supplier does not respond to the Sun initiated change letter within ten (10) business days of receipt, Sun will notify the Supplier by telephone and send another letter in which the Supplier has five (5) business days to respond. In the case Supplier is unavailable by telephone and does not respond to the second letter within five (5) business days of receipt, it will be assumed that the changes have been received and accepted and there will be no additional fees and/or schedule adjustments as a result of the changes.

11.3 Product Hold. Sun may direct Supplier to stop or hold production of Products pending Product modifications, corrective action or other changes. Provided the Product conforms with the Specifications and the warranties in Article 18.1, Sun’s payment obligation for Products subject to a stop or hold, and for pre-production versions of the Product not authorized by Sun for commercial shipment, will be limited to Obsolete Materials as set forth in Article 10.2. Any rework or other Supplier effort required by Sun following direction to stop or hold production of Products, except when such action is attributed to Supplier, shall constitute a Change Request in accordance with 11.2 above. Sun shall not have any payment obligation for non-conforming product attributed to Supplier that is placed on production stop or hold. Supplier shall take reasonable care to protect Sun Products affected by a production stop or hold, but shall not be liable for loss or damage resulting from such production stop or hold, except for loss or damage caused by the negligent or willful conduct of its employees or agents.

12. SERVICE AND SUPPORT. Supplier shall provide reasonable on-site support as requested by Sun to solve problems with non-conforming Products as well as to validate Sun’s inspection and test methodology. Supplier’s additional support obligations are set forth in the Service and Support Exhibit.

13. DEVELOPMENT, SOFTWARE AND TOOLING.

13.1 Product Customization and Design Services. If agreed upon by the parties, Supplier will perform product customization work and design services according to the specifications, milestones, fees and other terms and conditions set forth in the Custom Work Exhibit.

13.2 Ownership. Ownership of any patents, copyrights, trademarks, or trade secrets, or other underlying intellectual property rights developed as a result of customization, Non Recurring Engineering (“NRE”) costs, design, Value Engineering Changes or other services provided under this Agreement shall be as set forth in the Custom Work Exhibit. In the absence of such designation, Sun shall own all right, title and interest in all such intellectual property and Supplier shall, upon Sun’s request, enter into any assignments, waivers or licenses related to any of the foregoing as Sun deems necessary and appropriate. In the event that Sun is unable for any reason to secure Supplier’s signature to any document required to apply for or execute any patent, copyright, trademark registration or other application, Supplier hereby irrevocably designates and appoints Sun and its duly authorized officers and agents as Supplier’s agents and attorneys-in-fact to act for and on Supplier’s behalf and instead of Supplier, to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, trademarks or other rights thereon with the same legal force and effect as if executed by Supplier.

13.3 Ownership of Appearance Design. Notwithstanding Article 13.1, to the extent Sun uses its own design appearance for the Product, that design appearance is and shall remain the exclusive property of Sun. Supplier may not and agrees not to utilize such design appearance for its own or other customer products.

13.4 Transfer of SUTCs. Supplier shall not sell, distribute or otherwise transfer any SUTCs, either on a stand-alone basis or incorporated in a product, to any third party without Sun’s prior written consent.

13.5 Software. If noted on the applicable Award Letter, the parties’ obligations for software and firmware identified in such Award Letter shall be governed by the terms and conditions of the Software License Exhibit.

13.6 Tooling. The parties obligations related to tooling used to design, manufacture and support the Products are set forth in the Tooling Exhibit.

13.7 No Transfer. Except as expressly stated in this Agreement, nothing herein shall be deemed a transfer or license by Sun of any intellectual property rights that Sun may now possess or acquire in the future which may cover any aspect of the Product.

14. MANUFACTURING RIGHTS. Supplier hereby grants to Sun the manufacturing rights set forth in the Manufacturing Rights Exhibit for all Products identified in an Award Letter as subject to the manufacturing rights provisions of this Agreement.

15. SUPPLY CHAIN MANAGEMENT

15.1 Supplier Sub-tier Management. If Sun requires Supplier to procure materials from companies on Sun’s approved vendor list, Supplier will comply with Sun’s Sub-tier Management Specification, 923-2349-xx (as amended from time to time).

15.2 Planning Process and Tools. Supplier agrees to adopt and comply with all Sun supply planning and forecasting tools and processes generally required across Sun’s supply base. Sun may grant written exceptions to use alternative tools and processes for particular Products.

16. SUPPLY CONTINUITY

16.1 Allocation. Supplier will notify Sun within one (1) business day or less, if possible, whenever Supplier identifies a reasonable likelihood that there is or will be a Supply Constraint. During any period of Supply Constraint, Supplier agrees to allocate materials and capacity to Sun in a manner that (1) is not in a deficiency of or in a surplus of those materials and capacity allocated to Supplier’s other customers and (2) are in conformity to terms that are equal to or better than those Supplier offers any of its other customers.

16.2 Business Continuity Planning. Supplier agrees to provide to Sun a business continuity plan(s) (the “Business Continuity Plan”) to ensure Supplier’s capability to provide the Products after an event which may materially affect Supplier’s ability to deliver Products to Sun in accordance with Sun’s Forecast and delivery schedules. Supplier’s Business Continuity Plan shall include alternate sourcing strategies for materials and manufacturing capacity for all work in progress and finished goods (all subject to qualification by Sun). Sun reserves the right to request changes or modifications to the Business Continuity Plan within sixty (60) days of receipt thereof or any Agreement thereto. Supplier shall update and validate the Business Continuity Plan at least once every calendar year. Sun shall have the right to attend such Business Continuity Plan updates and validation tests, which will be held at a mutually agreed-upon date and time. A Business Continuity Plan for all Products is set forth in the Business Continuity Plan Exhibit. At Sun’s request, an Award Letter may incorporate additional Product-specific Business Continuity Plans. Supplier’s Business Continuity Plan does not relieve Supplier of any liability for failure to deliver Products in accordance with the terms of this Agreement. In no event shall Supplier increase Product costs as a result of the existence or implementation of any Business Continuity Plan. Failure to comply with the terms of this Article may result in, among other things, loss of current or future Sun business and Sun may terminate this Agreement upon ninety (90) days notice.

17. QUALITY.

17.1 Quality Specifications. The Products shall comply with all provisions of the Specifications. Supplier shall manufacture the Products in accordance with and follow all the requirements set forth in the Specifications.

17.2 Product Acceptance. Products purchased pursuant to this Agreement will be subject to inspection, testing, and acceptance by Sun, which will occur within thirty (30) days of receipt of Product. Products will be deemed accepted by Sun in good condition unless Sun provides Supplier with a non-acceptance notice within the mentioned 30-day period.

17.3 Failure to Meet Minimum Acceptance Rates. If the Product(s) fails to meet the minimum acceptance rates set forth in the applicable Award Letter, Sun may take all or some of the steps set forth in the Quality Specification Exhibit.

17.4 Participation in Sun Programs and Sun’s Right to Audit. Supplier, at its own expense, shall participate in any Sun environmental program relating to the reduction and elimination of hazardous substances in electrical and electronic equipment. Supplier agrees to apply and/or use any information, results or processes that it learns by participating in such a program in its manufacturing of the Products and implementation of its duties and obligations under this Amendment. Sun shall, to assure continuous compliance with Environmental Regulations, have the right to audit Supplier’s implementation and adherence to the obligations contained in this Amendment upon reasonable notice.

18. WARRANTY

18.1 General Warranties of Supplier. Supplier warrants that: (i) it has the right to enter into this Agreement; (ii) there are no prior commitments or other obligations that prevent Supplier from fully performing all its obligations under this Agreement; (iii) the services to be provided in connection with the manufacture and sale of Products shall be performed consistent with prevailing industry standards by competent and qualified personnel; (iv) at the time of delivery to Sun and for a period of thirteen (13) months from the date of Shipment of Products (“Warranty Period”) unless otherwise expressed in the Award Letter, written designs provided by Sun to Supplier , Product, and all of its components, will be new, merchantable, free from defects in design, materials and workmanship and will conform in all respects to the Specification; (v) Sun will receive good and marketable title to each Product free from liens or encumbrances of any nature; and (vi) the Products comply with all applicable environmental laws and regulations. The Services and Support Exhibit will specify the length of the repair warranty period.

18.2 Supplier’s Warranty Obligations. During the Warranty Period, in the event a Product fails to comply with any warranty set forth in Article 18.1. above, Supplier shall: (a) make every reasonable effort to immediately correct the non- compliance; and (b) (i) within three (3) business days of notice of non- compliance from Sun, repair or replace defective Product or (ii) within five (5) business days of notice of non- compliance from Sun, credit Sun for the amount paid and all costs incidentally related thereto. Supplier shall issue a Return Material Authorization (“RMA”) within one (1) business day after Sun’s request. Any additional terms of the RMA procedure shall be mutually agreed to between the parties. Sun shall include the RMA number with all returns. Supplier’s warranty will not apply if the Product defect is due solely to (1) the unforeseeable misuse, neglect, or abnormal stress of the Product by Sun or Sun’s customers, (2) the alteration or modification of the Product by Sun or Sun’s customers, where such alteration or modification was not pursuant to Supplier’s instructions; or (3) Supplier’s compliance with Sun’s design, specifications or requirements.

18.3 Warranty Terms Implemented. “Manufacturers’ Warranties” shall mean the warranty terms and conditions, whether negotiated by Supplier or Sun, for all Product parts purchased by Supplier. Supplier shall either obtain the right to pass through and shall pass through to Sun all available Manufactures’ Warranties as part of the warranty provisions hereunder, or accept warranty returns from Sun and administer such returns on Sun’s behalf. Where Supplier negotiates a Manufacturer’s Warranty, Supplier agrees to use its reasonable efforts to secure the most favorable warranty provision that the manufacturer offers to its similarly-situated customers who purchase similar product. Supplier agrees to furnish to Sun the text of all Manufacturers’ Warranties terms upon Sun’s request, including a list of Supplier’s applicable worldwide repair/exchange locations.

18.4 Epidemic Failure Event.

18.4.1 For purposes of this Agreement, “Epidemic Failure Event” shall mean the Product functional failures during the Warranty Period as set forth in this Agreement and (i) having the same or similar cause, verified by the Supplier and Sun, or an independent third party on behalf of Sun (ii) occurring within five (5) years after delivery of the Product; (iii) resulting from defects in materials, workmanship, manufacturing process or design or failure to conform with the Specifications, (iv) having a one month failure rate equal to or in excess of the rate calculation defined as two times (2x) the most current, consecutive five month (or any other mutually agreed upon, currently monitored duration) rolling average failure rate where the failure rate is calculated by dividing the number of unit fails by the unit population or installed base (Failure Rate = N unit failures / N unit population). The threshold set forth in Article 18.4.1(iv) shall apply to all Products unless Sun and Supplier have agreed to an alternative metric for a particular Product in the applicable Award Letter. Supplier shall have no obligation under this Article 18.4 due to the following events so long as they are not attributable to Supplier. For components contained within the Product that are designated in the Product Award Level Appendix 6: Material Categorization Appendix as “Sun AVL” or “Core” representing specification(s) by Sun for use in the Product and wherein the Supplier is not the AVL vendor for such components, Supplier shall have no obligation under Article 18.4.3 for the inappropriate specification of such component for its application or intended use. Supplier shall, however, have full obligation to ensure that such components as converted, integrated and/or assembled into the Product conform to their specification. Suppliers obligation to ensure that components meet such specification include, but are not limited to, incoming quality control, sub-tier audits, statistical process control, control of workmanship, outgoing quality inspection and all other relevant elements of the “Quality Exhibit” of this Agreement. For components contained within the Product that are designated in the Product Award Letter Exhibit as “Core” where it is determined through root cause analysis that such component did not conform to its specification as sold to or consigned to the Supplier which could not have been reasonably screened or detected by Supplier in conformance to the requirements set forth in the Quality Exhibit, Supplier shall be relieved of the obligations under Article 18.4.3. For all components not listed in the Award Letter’s Material Categorization Appendix 6 , supplier will bear all obligations described in Article 18.4. Any changes to the components set forth in the Material Categorization Appendix shall be approved in writing by the authorized representatives of both parties.

18.4.2 Upon occurrence of an Epidemic Failure Event, Sun shall promptly notify Supplier, and shall provide, if known and as may then exist, a description of the failure, and the suspected lot numbers, serial numbers or other identifiers, and delivery dates, of the failed Products. Sun shall make available to Supplier, samples of the failed Products for testing and analysis. Upon receipt of product from Sun, Supplier shall promptly provide its preliminary findings regarding the cause of the failure. The parties shall cooperate and work together to determine the root cause. Thereafter, Supplier shall promptly provide the results of its root cause corrective analysis, its proposed plan for the identification of and the repair and/or replacement of the affected Products, and such other appropriate information. Supplier shall recommend a corrective action program which identifies the affected units for repair or replacement, and which minimizes disruption to the end user. Sun and Supplier shall consider, evaluate and determine the corrective action program.

18.4.3 Upon occurrence of an Epidemic Failure Event, Supplier shall: (a) at Supplier’s option: (i) either repair and/or replace the affected Products; or (ii) provide a credit or payment to Sun in an amount equal to the cost to Sun for qualified, replacement Products acceptable to Sun; and (b) be liable for (i) all labor, equipment and processing costs reasonably incurred by Sun or third parties in the implementation of the corrective action program, including test procedures, test equipment, the testing of Products, the cost of repairing and/or replacing the affected Products; and (ii) reasonable freight, transportation, customs, duties, insurance, storage, handling and other incidental shipping costs incurred by Sun in connection with the repair and/or replacement of the affected Products. For the avoidance of doubt, the costs borne by either party within an agreed corrective action program shall not be considered incidental under Article 22.2.

18.5 EXCEPT AS PROVIDED IN THIS AGREEMENT, ALL EXPRESS OR IMPLIED CONDITIONS, REPRESENTATIONS AND WARRANTIES INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT, ARE DISCLAIMED BY EACH PARTY, EXCEPT TO THE EXTENT THAT SUCH DISCLAIMERS ARE HELD TO BE LEGALLY INVALID.

19. ADDITIONAL REPRESENTATIONS OF SUPPLIER. Supplier hereby makes the following additional representations, except that such representations shall not apply to any SUTC for which Sun has agreed in writing to accept pursuant to Article 10.1.3 but then only for the term specified in such writing:

19.1 Supplier represents that the Products, spare and service parts for the Products, including the packaging therefor, are designed and manufactured in such a way that these items can be recycled or recovered at the end of their life cycle without special precautions or procedures and that no hazardous residues will remain in the Products that are in violation of the Environmental Regulations.

19.2 Supplier will provide Sun with all necessary information for disassembling and recycling of the Products, spare or service parts and packaging therefor.

19.3 After January 1, 2006, Supplier shall provide to Sun, if requested by Sun, weekly reports that will provide specific data and details as to the status of their current inventory for materials, components or other manufacturing materials for the Products that are not in compliance with any Environmental Regulations and any SUTCs identified in Articles 5.1 through 5.3. of this Agreement.

19.4 Supplier will comply with all labelling information to be placed on and/or accompanying the Products as required by the Environmental Regulations that are applicable to the Products and as required by Sun.

19.5 Supplier shall work with its subcontractors and/or suppliers to ensure that all Products and components thereof provided to Sun by Supplier comply with all Environmental Regulations.

20. REMEDIES FOR DEFAULT OF REPRESENTATIONS.

20.1 In the event that Supplier is in violation of any of its obligations contained in Article 19 or Section 28.1.3, Supplier shall: (a) at Supplier’s option: (i) either repair and/or replace the affected Products so that they are in compliance with all Environmental Regulations; or (ii) provide a credit or payment to Sun in an amount equal to the cost to Sun for qualified, compliant, replacement

Products acceptable to Sun; (b) pay for all labor, equipment and processing costs incurred by Sun or third parties in the implementation of the corrective action program, including test procedures, test equipment, the testing of Products, the cost of repairing and/or replacing the affected Products; (c) reimburse Sun for any fines, payments to third parties, costs or damages incurred by Sun as a result of any violation or non-compliance by Supplier of its obligations and duties contained in this Agreement; and (d) pay reasonable freight, transportation, customs, duties, insurance, storage, handling and other incidental shipping costs incurred by Sun in connection with the repair and/or replacement of the affected Products.

20.2 In the event that a Product is not in compliance with any Environmental Regulation, Supplier will advise Sun of: (i) the specific Environmental Regulation(s) that the Product is not in compliance with; (ii) the non-compliant substances/materials present in the Product; and (iii) the remedial actions being taken by the Supplier to correct any non-compliance. Sun shall have no obligation to accept any Product that is not in compliance with all Environmental Regulations, and in the event that Supplier ships a non-compliant Product to Sun without Sun’s prior written consent, Sun may return the Product to Supplier for a full refund and the terms for shipping the Product back to Supplier shall be F.O.B., Sun’s address. Supplier further agrees to actively search for possibilities to replace banned substances and correct any violation of any Environmental Regulation.

21. INDEMNIFICATION

21.1 General Indemnification. Supplier will indemnify, defend and hold harmless Sun and any of its Affiliates, customers, officers, directors, employees, agents, assigns and successors (“Sun Indemnitiees”) for any loss, damage, expense, costs (including, but not limited to, fees for attorneys and other professionals) or liability (1) arising out of any occurrence, including injury or death that is caused by Supplier’s breach of this Agreement or negligent or intentional acts or omissions of Supplier or (2) any third party claims arising from Supplier’s performance under this Agreement or (3) in connection with a claim relating to the Product(s), Technical Information, Software, Custom work, Supplier’s manufacturing process or the materials developed and provided to Sun by Supplier (collectively “Supplier Materials”).

21.2 Intellectual Property Indemnification. Supplier will indemnify, defend and hold harmless the Sun Indemnitees for any loss, damage, expense, and costs (including but not limited to, reasonable fees for attorneys and other professionals) or liability arising out of or in connection with a claim that the Supplier Materials infringe or misappropriate any patent, copyright, mask works right, trade secret or other intellectual property right of a third party, except to the extent such claim arises out of Supplier’s compliance with designs or specifications provided and approved in writing by an authorized Sun representative.

21.3 Sun Indemnification. Sun will indemnify, defend and hold harmless the Supplier for any loss, damage, expense, and costs (including but not limited to, reasonable fees for attorneys and other professionals) or liability arising out of or in connection with a claim that the Sun-provided specifications or designs as implemented by Supplier in the Supplier Materials infringe or misappropriate any patent, copyright, mask works right, trade secret or other intellectual property right of a third party, and where but for such specifications or designs the claim would not have arisen and except to the extent Supplier is obligated to indemnify Sun pursuant to Section 21.2.

21.4 Notification and Claim Management. The indemnification in this Article 21 shall not apply unless the indemnified party (the “Indemnitee”): (i) promptly notifies the indemnifying party (the “Indemnitor”) in writing of the receipt of any liability or claim that is covered by the indemnifications provided in this Article 21; (ii) gives the Indemnitor all reasonably requested information which the Indemnitee has concerning such liability or claim; (iii) reasonably cooperates with and assist the Indemnitor, at Indemnitor’s expense, in the defense of such liability or claim; and (iv) gives the Indemnitor authority to control the defense and settlement of any such liability or claim, as set forth below. Indemnitee’s failure to provide written notice of any such liability or claim shall not relieve the Indemnitor from any liability under this Article 21, except to the extent the indemnitor may have been substantially prejudiced by Indemnitee’s failure to give such notice. The Indemnitor will: (i) defend or settle, at its own expense, any such liability or claim; (ii) keep the Indemnitee advised of the status of any of its defense and/or negotiation efforts; and (iii) afford the Indemnitee reasonable opportunity to review and comment on significant actions planned to be taken by the Indemnitor on behalf of the Indemnitee. The Indemnitor shall not enter into any settlement that materially adversely affects the Indemnitee’s rights or interests, without the Indemnitee’s prior written approval. The Indemnitee shall have no authority to settle any claim on behalf of the Indemnitor.

21.5 Remedies. Should the manufacture, use, distribution or sale of Supplier Materials be enjoined or become the subject of a claim of infringement, Supplier shall, at its sole option and at no expense to Sun either: (a) procure for Sun the right to continue to manufacture, use, distribute or sell the same; or (b) replace or modify the same to make it non-infringing, in a manner acceptable to Sun, without materially changing the form, fit, and function of the Supplier Materials. This Article states the entire liability of either party with respect to infringement for any third party claim relating to the Supplier Materials.

22. LIMITATION OF LIABILITY

22.1 Each party acknowledges the full extent of its own liability to the other arising from: death or personal injury resulting from negligent acts or omissions; or claims for non-payment; or the non-excludable statutory rights of consumers (for example, under laws providing for strict product liability).

22.2 SUBJECT TO Article 22.1 TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW AND EXCEPT FOR EACH PARTY’S OBLIGATIONS REGARDING INDEMNIFICATION AND PROTECTION OF CONFIDENTIAL INFORMATION UNDER THIS AGREEMENT:

(A) NEITHER PARTY WILL BE LIABLE FOR ANY INDIRECT, PUNITIVE, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH OR ARISING OUT OF THE AGREEMENT (INCLUDING WITHOUT LIMITATION, LOSS OF BUSINESS, REVENUE, PROFITS, GOODWILL, USE, DATA, OR OTHER ECONOMIC ADVANTAGE), HOWEVER THEY ARISE, WHETHER IN BREACH OF CONTRACT, BREACH OF WARRANTY OR IN TORT, INCLUDING NEGLIGENCE, EVEN IF THAT PARTY HAS PREVIOUSLY BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(B) EXCEPT FOR SUPPLIER’S WARRANTY OBLIGATIONS UNDER ARTICLES 18 (WARRANTY), AND 19 (ADDITIONAL REPRESENTATIONS), EACH PARTY’S MAXIMUM AGGREGATE DIRECT LIABILITY, WHETHER FOR BREACH OF CONTRACT OR IN TORT, INCLUDING NEGLIGENCE, WILL BE LIMITED TO THE GREATER OF TWO MILLION US DOLLARS (US$2,000,000) OR TWO TIMES (2X) THE TOTAL FEES PAID BY SUN FOR THE PRODUCT OVER THE LIFE OF THE AGREEMENT. ONE OR MORE CLAIMS WILL NOT ENLARGE THIS LIMITATION.

22.3 FOR CLAIMS ARISING UNDER ARTICLE 23 (CONFIDENTIAL INFORMATION), TOTAL DAMAGES (WHETHER DIRECT, INDIRECT OR OTHERWISE) SHALL NOT EXCEED $20 MILLION ON A CUMULATIVE BASIS OVER THE LIFE OF THIS AGREEMENT.

22.4 LIABILITY FOR DAMAGES WILL BE LIMITED AND EXCLUDED UNDER THIS ARTICLE 22 EVEN IF ANY EXCLUSIVE REMEDY PROVIDED FOR FAILS OF ITS ESSENTIAL PURPOSE.

23. CONFIDENTIAL INFORMATION

23.1 Obligation. A party receiving Confidential Information (“the Recipient”) must keep it confidential using the same degree of care that it exercises with respect to its own information of like importance; but in no event less than reasonable care, and may use it only for the purposes for which it was provided under the Agreement. Confidential Information may be disclosed only to employees or contractors obligated to the Recipient under similar confidentiality restrictions and only for the purposes for which it was provided to Recipient under the Agreement.

23.2 Exceptions. The obligations of Article 23.1 do not apply to information which: (a) is rightfully obtained by the Recipient without breach of any obligation to maintain its confidentiality; (b) is or becomes known to the public through no act or omission of the Recipient; (c) the Recipient develops independently without using Confidential Information of the other party; or (d) is disclosed in response to a valid court or governmental order, if the Recipient has given the other party prior written notice and provides reasonable assistance so as to afford it the opportunity to object.

23.3 Independent Development. Each party understands that the other party may develop or receive information similar to the Confidential Information. Subject to copyrights and patent rights of each party, either party may develop or acquire technology or products, for itself or others, that are similar to or competitive with the technology or products of the disclosing party.

23.4 Residual Knowledge. Nothing in this Agreement precludes Sun from using General Knowledge. An employee’s memory is unaided if the employee has not (i) intentionally memorized the Confidential Information for the purpose of retaining and subsequently using or disclosing it, or (ii) made reference to the written embodiment of Confidential Information. The Sun’s use of General Knowledge is subject to valid patents, copyrights and semiconductor mask work rights of Supplier. Nothing in this Article 23.4 gives Sun the right to disclose, publish or disseminate the source of General Knowledge of the financial, statistical or personal data or business plans of Supplier.

23.5 Publicity. Neither party shall disclose the existence or the terms and conditions of this Agreement to any third party; except as may be required (i) to implement or enforce the terms of this Agreement; (ii) by legal procedure or by law; or (iii) by an existing or potential investor, acquiring company, bank or other financial institution, under appropriate non-disclosure terms in connection with a merger, acquisition, financing, loan agreement or similar corporate transaction. Supplier shall not, without first obtaining the prior written consent of Sun, announce this Agreement in a press release or other promotional material.

24. AUDIT RIGHTS

24.1 Financial Records. Supplier shall keep full, true and accurate records, in accordance with generally accepted accounting practices reflecting the services performed and any expenses incurred for which Supplier seeks reimbursement under this Agreement. These records, unless prohibited by law, shall be made available for auditing on behalf of Sun upon seventy-two hours (72) or three days’ (3) written notice. The cost of such an audit will be borne by Sun unless the audit reveals any misstatements of fact or errors in aggregate over 5% (five percent) of the scope of the audit, in which case Supplier shall reimburse Sun for the cost of the audit. The parties shall set forth in writing the scope of the audit. If it is determined through the audit that monies are due from Supplier to Sun, then Supplier shall pay such amounts within thirty (30) days of receipt of Sun’s demand for the same. Additionally, upon Sun’s request from time to time, Supplier shall make available to Sun copies of such financial records and financial statements as Sun reasonably requests to assist Sun in understanding and measuring Supplier’s overall financial health.

24.2 Process and Quality Audit Rights. In addition to the financial audit rights set forth in Article 24.1 above, Sun reserves the right to enter Supplier’s premises or other facilities where the Products are being manufactured, stored or handled, including sub-tier supplier locations, upon reasonable notice and during normal working hours, to audit and inspect the quality of the design, manufacturing, testing, handling or storage of the Products and that Supplier is complying with the terms and conditions herein. Supplier shall be responsible for all costs related to addressing process and quality issues identified in the audit findings. Failure to promptly resolve audit findings may result in Sun taking corrective action on Supplier’s behalf. All costs of such corrective action will be the responsibility of Supplier.

25. EXPORT LAWS

25.1 General. All Products, Intellectual Property, Software, SUTCs, materials, Derivative Matter, Confidential Information, technical data and other items delivered under this Agreement are subject to U.S. export control laws and may be subject to export or import regulations in other countries. Supplier agrees to comply strictly with all such laws and regulations and acknowledges that it has the responsibility to obtain such license to export, re-export or import as may be required and as may be permitted under the scope of this Agreement. Supplier shall be the exporter of record under U.S. export control laws if Supplier ships a Product pursuant to the terms of this Agreement or a purchase order supplied by Sun to a location outside the country from which Supplier’s Product was manufactured.

25.2 Required Information. Supplier shall provide all information under its control which is necessary or useful for Sun to ship or receive Products, Intellectual Property, Software, SUTCs, materials, Derivative Matter, Confidential Information, technical data and other items, including, but not limited to, U.S. Export Control Classification Numbers (ECCNs) and Commodity Classification Automated Tracking System Numbers (CCATS). Supplier agrees to cooperate with any U.S. Government request to perform post-shipment verification, on-site inspection, or other post-shipment review of transactions.

25.3 No Export To Sanctioned Countries and Parties. Supplier will not export or re-export to: entities on the most current U.S. export exclusion lists or to countries and its nationals that are subject to U.S. embargo or terrorist controls as specified in the U.S. export laws, including but not limited to the Commerce Department Export Administration Regulations (EAR) and the Department of Treasury Office of Foreign Asset Control regulations. Supplier agrees to screen orders for listed entities in accordance with procedures established between Sun and Supplier.

25.4 No Export For Military Uses and Proliferation of Weapons of Mass Destruction. Supplier will not market, sell or otherwise provide Products, Intellectual Property, Software, SUTCs, materials, Derivative Matter, Confidential Information, technical data and other items covered by this Agreement to parties whom it knows or has reason to know are involved in the design, development, production or use of military, nuclear, missile, chemical, biological, or other weapons of mass destruction. Supplier shall immediately notify Sun if Supplier becomes aware of parties engaged in such activities and shall immediately stop providing Products or technical data to these parties.

25.5 Export-Controlled Software and Technology. Unless authorized by the U.S. Government, Supplier will not directly or indirectly export or re-export software or technology, or any derivative product regulated under License Exception “Technology And Software Under Restriction (TSR),” to destinations or nationals in Country Groups D:1 or E:2, as defined in Part 740 of the EAR. Supplier is responsible for consulting the EAR for the most current restrictions. Supplier is permitted to provide TSR-controlled software and technology only to U.S citizens, U.S. permanent residents, or nationals of countries eligible under the EAR to receive this content. These restrictions will survive past the expiration or termination of this Agreement.

25.6 Deemed Exports. Under the U.S. Export Administration Regulations, transfers of certain export-controlled software and technology to foreign nationals are treated/deemed as exports to the foreign nationals’ home countries (hereinafter referred to as “Deemed Exports”) and may require export licenses. Supplier shall comply with U.S. export controls regulating all Deemed Exports of software and technology received from Sun and released to its foreign national employees. Supplier will not transfer any export-controlled software and technology to its foreign national employees until any export licenses that may be required are obtained. Supplier will comply with Sun’s Deemed Exports processes as provided in writing to Supplier and establish its own procedures to ensure export compliance.

25.7 Supplier shall provide all information under its control which is necessary or useful for Sun to obtain any export or import licenses required for Sun to ship or receive Products, including, but not limited to, U.S. Customs Certificates of Delivery, Certificates of Origin, U.S. Federal Communications Commissions (“FCC”) identifier, and DHHS (Bureau of Radiologic Health, FDA) Accession Number, if applicable. When requested by Sun, Supplier shall provide the following Import-related documentation to Sun by certified mail within fifteen (15) days after shipment of Product to Sun: (i)

Manufacturer’s Certificate of Origin and FCC identifier, DHHS/FDA Accession Number to permit Sun to import Product; (ii) U.S. Customs Certificates of Delivery, attention: Sun’s Import Administration Department, Sun Microsystems, Inc., 10 Network Circle, M/S UMPK10-152, Menlo Park, CA 94025, Fax: (650) 786-0508.

25.8 Supplier shall comply with commercially reasonable requests for information from Sun to assist Sun in complying with export, import and customs laws, including, but not limited to, setting up a procedure with Sun Microsystems International B.V. (“Sun BV”) so that Supplier can provide periodic statements of origin submitted to Sun BV’s designated origin certification agent, The Edinburgh Chamber of Commerce.

26. SUPPLIER INSURANCE POLICIES. Supplier agrees to comply with the requirements set forth in the Insurance Exhibit.

27. TERMINATION

27.1 Termination of Award Letter. If a party fails to comply with any of the material provisions of the Award Letter or this Agreement and such condition is not remedied within thirty (30) days, the adversely affected party may, by written notice, terminate and/or suspend its performance under an Award Letter hereunder without penalty, and may at its sole election terminate this Agreement. In the event an Award Letter is terminated, Sun reserves the right to continue to receive services under the Services and Support Exhibit.

27.2 Supplier Insolvency. In the event either party becomes insolvent, enters into voluntary or involuntary bankruptcy, ceases to conduct business or assigns its interests in this Agreement to a third party creditor, the other party may immediately terminate this Agreement.

27.3 Effect of Termination or Expiration. Neither party will be liable for any damages arising out of termination or expiration of this Agreement, provided that such termination or expiration will not affect any right to recover damages sustained by reason of a material breach of the terms of this Agreement.

27.4 Actions upon Termination. Upon termination or expiration of the Agreement and/or termination of the Services and Support Exhibit, either party shall return all equipment documentation, Confidential Information and Software provided to it by the other party.

28. GENERAL

28.1 Compliance with Law.

28.1.1 Supplier shall comply with all laws and regulations applicable to the manufacture and sale of the Products, including, by way of example, Executive Order 11246 as amended by Executive Order 11375 (non-discrimination in employment), the U.S. Clean Air Act of 1990, FAR 52.219-8, Utilization of Small Business Concerns (October 2000) (15. U.S.C. 637(d)(2) and (3)), and FARS 52.222-26, 52.222-35, 52.222-36 and 52.247-64. Supplier shall not use any ozone depleting substances listed in annexes A and B of the Montreal Protocol, including but not limited to chlorofluorocarbons, in the manufacture of Products. Sun reserves the right to reject any Products manufactured utilizing or containing such materials if Sun has not previously been notified of the same.

28.1.2 Supplier shall comply with all environmental laws, regulations, rules, ordinances, standards and the like regulating hazardous substances in electrical and electronic equipment applicable to the manufacture and sale of the Products, including: (i) the Directive 2002/95/EC of the European Parliament and of the Council on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS); (ii) the Chinese regulation entitled the Management Methods for the Prevention and Control of Pollutants from Production of Electronic Information Products; and (iii) U.S. Federal and state laws and regulations as stated above. Items (i) through (iii) of this paragraph shall also be referred to as the “Environmental Regulations”. Environmental Regulations also include any obligations or duties relating to all laws and regulations referenced in this Article, any labelling information requirements for the Products, spare and service parts and any packaging requirements for such items.

28.1.3 Supplier acknowledges that Sun is purchasing Products from Supplier so that Sun may distribute Products, service and spare parts relating to such Products on a world-wide basis without restrictions. Accordingly, Supplier’s compliance with the Environmental Regulations is critical to Sun and a material reason why Sun is purchasing Products from Supplier. Supplier further acknowledges that, unless otherwise directed by Sun in writting, Sun reserves the right to reject any Products (including any service or spare parts relating thereto) manufactured by Supplier that fail to comply with any applicable Environmental Regulation or utilize or contain materials that are not in compliance with such Environmental Regulations.

28.1.4 Notification of Substances Addressed in Environmental Regulations. Supplier agrees to provide Sun, upon request from the Agreement Effective Date onwards, a list of all substances, including the amounts, identified in an Environmental Regulation that are contained in or not contained in the Products, spares/replacement parts and service parts and packaging of such items, and documentary evidence of compliance with the Environmental Regulations for the Sun Products, spares/replacement parts and service parts and packaging of such items. In addition, Supplier shall comply with:

(i) industry standards, including, but not limited to standards set forth by the National Electronics Manufacturing Initiative, Inc.;

(ii) any Sun specifications, including Sun’s WWOPS Supplier Engineering: RoHS-Compliant and Lead (Pb)-Free Supplier Specification #914-1742 (“Document No. 914-1742”) and Supplier Specification #914-1747 WWOPS Supplier Engineering: RoHS Compliant Systems.

28.1.5 Supplier acknowledges that it has been provided copies of the above-mentioned documents and any other relevant standard or specification that Sun has requested that Supplier comply with, and in case of the latter, Supplier shall have thirty (30) days to review and approve any new standard and specification. In the event that Supplier believes that it can not implement the new standard or specification, Supplier shall contact Sun to develop a plan as to how the new standard or specification will be implemented by Supplier. If Supplier does not contact Sun within thirty (30) days of receiving the new standard or specification, it shall be deemed that Supplier will agree to implement and comply with the new standard and/or specification. Supplier acknowledges that Documents identified in item (ii) of this Article are Sun Confidential Information.

28.1.6 Future Environmental Regulations. Without prejudice to the representations and warranties of Supplier as described in this Agreement, in the event any new Environmental Regulation is enacted or promulgated after the date of the signing of this Agreement, Sun and Supplier will negotiate to establish within a reasonable period of time equitable terms to prevent or remedy any non-compliance by Supplier of any warranty and representation contained in this Agreement as a consequence of such enactment or promulgation of work together to comply with any new Environmental Regulation.

28.2 Assignment. The rights, duties and obligations of either party under this Agreement may not be assigned in whole or in part by operation of law or otherwise without the prior express written consent of the other party, which consent shall not be unreasonably withheld, and any attempted assignment of any rights, duties or obligations hereunder without such consent shall be null and void. This Agreement shall be binding on the parties and their respective successors and permitted assigns.

28.3 Dispute Resolution. The parties will use reasonable efforts to resolve any dispute arising out of the Agreement through a meeting of appropriate managers from each party. If the parties are unable to resolve the dispute, either party may escalate the dispute to its executives. If an executive level meeting fails to resolve the dispute within thirty (30) days after escalation, either party may seek any available legal relief. This provision will not affect either party’s right to seek injunctive or other equitable relief at any time. Pending resolution of any dispute, Supplier agrees to continue to develop, fabricate, or have fabricated, and deliver Products under the terms of this Agreement as directed by Sun. Neither parties’ rights under Article 25 (Termination) shall be limited by this Article 28.3.

28.4 Governing Law. All disputes will be governed by the laws of California. The parties irrevocably consent to the jurisdiction and venue of the State of California or its courts located in Santa Clara County. Choice of law rules of any jurisdiction and the United Nations Convention on Contracts for the International Sale of Goods will not apply to any dispute under the Agreement.

28.5 Force Majeure. Neither party shall be liable hereunder by reason of any failure or delay in the performance of its obligations hereunder on account of acts of God or other cause which is beyond the reasonable control of such party and could not have been avoided by the exercise of reasonable prudence. In the event of the occurrence of any force majeure event, the affected party shall notify the other party immediately in writing of the invocation of this Article 28.5, and each party’s obligations hereunder to the other shall be suspended for the duration of such force majeure event; provided, however, that the affected party shall be obligated to use its commercially reasonable efforts to restore performance hereunder as soon as reasonably practicable, and provided, further, that if such event continues for more than thirty (30) days in the aggregate in any six (6) month period, the non-affected party shall have the right to terminate this Agreement at any time upon written Notice to the other party. Nothing in this Article 28.5 is meant to relieve Supplier’s obligations under Article 16.2 (Business Continuity Plan).

28.6 Notices. All written Notices required by this Agreement must be delivered in person or by means evidenced by a delivery receipt or acknowledgment and will be effective upon receipt.

For Sun:

Sun Microsystems, Inc.

4150 Network Circle

Attn.: Legal (Worldwide Operations)

Santa Clara, CA 95054

For Supplier:

Mitac International Corporation

No. 200, Wen Hua 2nd Road,

Kuei San Hsiang, Taoyuan,

Taiwan, R.O.C.

ATTN: General Counsel

28.7 Gratuities. Supplier represents and warrants that it has not offered or given and will not offer or give any employee, agent or representative of Sun any gratuity with the view toward securing any business from Sun or influencing such person with respect to the business between the parties.

28.8 Relationship. This Agreement is not intended to create a partnership, franchise, joint venture, agency, or a fiduciary or employment relationship. Neither party may bind the other party or act in a manner which expresses or implies a relationship other than that of independent contractor.

28.9 Invalidity. If any provision of the Agreement is held invalid by any law or regulation of any government or by any court or arbitrator, such invalidity will not affect the enforceability of other provisions.

28.10 Survival of Terms. Rights and obligations under this Agreement in Articles 9 (Payment Terms/Invoices), 13 (Development, Software and Tooling), 18 (Warranty), 19 (Additional Representations), 21 (Indemnification), 22 (Limitation of Liability), 23 (Confidentiality Information), 24.1 (Financial Records), 25 (Export and Import Licenses), 26 (Supplier Insurance Policies), 27 (Termination) and 28 (General), and those others which by their nature should survive, will remain in effect after termination or expiration of this Agreement.

28.11 No Waiver. Any express waiver or failure to exercise promptly any right under this Agreement will not create a continuing waiver or any expectation of non-enforcement.

28.12 Modification. No modification to this Agreement will be binding, unless in writing and manually signed by an authorized representative of each party.

28.13 Order of Precedence. In the event of a conflict between the documents comprising this Agreement, the order of precedence shall be (i) the licensing and ownership terms of any Custom Work Exhibit; (ii) the Award Letter(s) (iii) Award Letter Appendices, (iv) the exhibits; and (v) this Agreement.

29. EXHIBITS. The various exhibits to this Agreement are attached hereto and incorporated by reference herein as if set forth in full as of the effective date of each exhibit, which may be subsequent to the Agreement Effective Date.

30. ENTIRE AGREEMENT. This Agreement, including exhibits and Award Letters, together with any Award Letters, constitutes the entire agreement between Supplier and Sun relating to its subject matter. It cancels and supersedes all prior or contemporaneous oral or written communications, proposals, conditions, representations and warranties and prevails over any conflicting or additional terms contained in any quote, purchase order, acknowledgment, or other communication between the parties relating to its subject matter.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives on the date(s) set forth below.

SUN MICROSYSTEMS, INC.		MITAC INTERNATIONAL CORPORATION

By	/s/ Susan P. Johnston	By	/s/ Billy J. Ho
Name	Susan P. Johnston	Name	Billy J. Ho
Title	VP Operations	Title	President
Date	May 16, 2007	Date	May 2, 2007

SUN MICROSYSTEMS INTERNATIONAL B.V.		SYNNEX CORPORATION

By	/s/ Edwin de Waal	By	/s/ Simon Y. Leung
Name	Edwin de Waal	Name	Simon Y. Leung
Title	Controller	Title	General Counsel and Corporate Secretary
Date	16 May 2007	Date	May 16, 2007